K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 29, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:   John Hancock Bond Trust (the “Trust”) — File Nos. 002-66906 and 811-03006

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 5, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 114 under the Securities Act of 1933, as amended, and Amendment No. 118 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 24, 2016, accession no. 0001133228-16-010461 (the “Amendment”). The purpose of the Amendment is to register new Class I shares of John Hancock Government Income Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.	Prospectus Comments

1.	Comment — Please provide exchange ticker symbols on the front cover of the Fund’s prospectus and Statement of Additional Information (“SAI”).

Response — The requested change has been made.

2.	Comment — On the back cover, under the sub-caption “Annual/Semiannual report to shareholders,” please disclose that the Fund’s annual shareholder report discusses the Fund’s performance for the most recent fiscal year.

Response — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses for all share classes.

3.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, and add disclosure to this effect.

Response — The Trust confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

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4.	Comment — Under “Fund summary — Principal investment strategies”:

a.	The second sentence of the paragraph following the bullet points states that “the fund may not invest in a fixed-income security rated lower than B by any two nationally recognized statistical rating organizations (NRSROs).” However, the third sentence states that “[t]he fund may invest in higher-risk securities, including U.S. dollar-denominated foreign government securities and asset-backed securities.” Please reconcile these two sentences.

Response — The Trust respectfully notes that the first sentence of this paragraph states that the Fund may invest up to 10% of its total assets in below-investment grade securities (junk bonds). The second sentence establishes a minimum ratings grade, i.e., B, below which the Fund will not invest. The third sentence details the type of higher-risk, i.e., below-investment grade, securities in which the Fund may invest, which include U.S. dollar-denominated foreign securities and asset-backed securities.

b.	The disclosure states that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the 80% test. The staff notes that the Funds should not use notional value to value derivatives.

Response — The Fund reserves the right to use derivatives to count towards its 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

c.	With respect to investing in derivatives, please review the Funds’ principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how each Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

5.	Comment — Under “Fund summary — Past performance”:

a.	Please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

b.	Please confirm and disclose that the Class A performance has been recalculated to reflect the gross fees and expenses of Class I shares.

Response — Supplementally, the Trust notes that Class A performance has not been recalculated to reflect the gross fees and expenses of Class I shares. The performance shown in the prospectus for Class I shares is the performance of the Fund’s oldest share class, Class A shares, except that it does not include Class A sales charges and would be lower if it did. The Trust believes this approach is consistent with the requirements of Instruction 3(b) to Item 4(b) of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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6.	Comment — Under “Fund summary — Portfolio management,” please clarify with which entity the portfolio managers are employed.

Response — As the Fund’s subadvisor is clearly identified, the Trust respectfully submits that the portfolio managers are reasonably understood to be employed by the subadvisor. Accordingly, the Trust declines to make any changes in response to this comment.

7.	Comment — Under “Fund details — Principal investment strategies,” the second to last paragraph states that the Fund may trade securities actively. Therefore, if applicable, please add portfolio turnover risk as a principal risk under “Fund summary — Principal risks” and “Fund details — Principal risks of investing.”

Response — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses for all share classes.

8.	Comment — Under “Who’s who — Investment advisor”:

a.	In the first sentence of the second paragraph following the address for John Hancock Advisers, LLC, please define the term “John Hancock.”

Response — The term “John Hancock” as used in this paragraph does not refer to any particular entity, but rather the commercial brand under which the advisor and its affiliates do business. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

b.	For clarity, in the second sentence of the second paragraph following the address for John Hancock Advisers, LLC, please define “advisor.”

Response — The Trust believes that the word “advisor” as used in the prospectus is reasonably understood to refer solely to John Hancock Advisers, LLC, which is identified in both “Fund summary — Investment management” and “Who’s who — Investment advisor” as the “investment advisor.” The terms “advisor” and “investment advisor” are used interchangeably in the prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Who’s who — Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses for all share classes.

10.	Comment — Under “Who’s who — Additional information,” please delete the last clause of the last sentence of the second paragraph, reading “that may not be waived” or disclose what rights may be waived. The staff believes this implies that the Trust will not impinge on rights that cannot be waived, but may impinge on rights that can be waived. The staff does not want the disclosure to imply that waivable rights are automatically waived.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. The Trust respectfully disagrees that the disclosure implies that waivable rights are automatically waived. The Trust notes that the disclosure clearly states that the prospectus, SAI, or any contract filed as an exhibit to the Fund’s registration statement does not create rights other than those conferred explicitly by federal or state law, which rights may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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11.	Comment — Under “Transaction policies — Valuation of shares,” in the first paragraph, if applicable, please include disclosure regarding the pricing of short term securities with maturities of 60 days or less, i.e., amortized cost.

Response — Supplementally, the Trust notes that in response to general guidance provided by the staff in the 2014 release adopting changes to Rule 2a-7 under the 1940 Act, and related rules and forms, the John Hancock fund complex determined to use market pricing for all securities held by non-money market funds, including short term securities with maturities of 60 days or less. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Under “Transaction policies — Excessive trading,” please disclose that excessive short term trading may adversely impact the performance of the Fund.

Response — The Trust respectfully notes that the effects of excessive short term trading on Fund performance are discussed in the following excerpt under “Transaction policies — Excessive trading risk”:

To the extent that the fund or its agent is unable to curtail excessive trading practices in the fund, these practices may interfere with the efficient management of the fund's portfolio and may result in the fund engaging in certain activities to a greater extent than it otherwise would, such as maintaining higher cash balances, using its line of credit, and engaging in increased portfolio transactions. Increased portfolio transactions and use of the line of credit would correspondingly increase the fund's operating costs and decrease the fund's investment performance. Maintenance of higher levels of cash balances would likewise result in lower fund investment performance during periods of rising markets. (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Transaction policies — Limitation on exchange activity,” the second to last sentence of the first paragraph states: “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

II.	SAI Comments

14.	Comment — Under “Those Responsible for Management”:

a.	Please use age in lieu of birth year per Item 17(a) of Form N-1A in the tables of Trustees and Officers.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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b.	Please revise the tables with respect to Trustees to conform to the formatting of Item 17(a) of Form N-1A, i.e., apply the same columns and column captions.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

c.	Please revise the table under “Trustee Ownership of Shares of the Fund” to use the format prescribed by Item 17(b) of Form N-1A. Specifically, please do not use symbols, instead insert values directly into the table.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

d.	Under “Subadvisory fees,” in lieu of the current disclosure, disclose the actual method of calculating the subadvisory fees per Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please call me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee